UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JONES SODA CO.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48023P106

(CUSIP Number)

Jennifer Cue
Eric Chastain
Michael Fleming

66 S Hanford St., Suite 150

Seattle, WA 98134
(206) 624-3357

With a Copy to:

Andrew W. Shawber, Esq.
Laura A. Bertin, Esq.
Summit Law Group, PLLC
315 Fifth Ave South
Suite 1000
Seattle, WA 98104
206-676-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 48023P106

1.    NAME OF REPORTING PERSON

Jennifer Cue

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]

                                      (b) [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

       PURSUANT TO ITEMS 2(d) or 2(e)

[   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:                          0

8.    SHARED VOTING POWER:                    3,069,648(1)

9.    SOLE DISPOSITIVE POWER:                 3,069,648

10.    SHARED DISPOSITIVE POWER:         0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,069,648

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[   ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

5.37%(2)

14.    TYPE OF REPORTING PERSON*

IN

(1)

Calculated based on information as of March 14, 2019 as reported on the Definitive Proxy Statement on Schedule 14-A of Jones Soda Co. (the “Issuer”) as filed with the Securities and Exchange Commission on March 26, 2019.

(2)

Calculated based on 42,210,985 shares of common stock of the Issuer outstanding as of May 1, 2019, as reported on the Issuer’s Quarterly Report on 10-Q filed with the Securities and Exchange Commission on May 13, 2019,  plus 15,000,000 shares of common stock issued by the Issuer to Heavenly RX Ltd., a British Columbia corporation (the “Separately Filing Group Member”) on July 11, 2019.

SCHEDULE 13D

CUSIP NO. 48023P106

1.    NAME OF REPORTING PERSON

Eric Chastain

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]

                                      (b) [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

       PURSUANT TO ITEMS 2(d) or 2(e)

[   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:                          0

8.    SHARED VOTING POWER:                    374,695(1)

9.    SOLE DISPOSITIVE POWER:                 374,695

10.    SHARED DISPOSITIVE POWER:         0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

374,695

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[   ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

0.65%(2)

14.    TYPE OF REPORTING PERSON*

IN

(3)

Calculated based on information as of March 14, 2019 as reported on the Definitive Proxy Statement on Schedule 14-A of the Issuer as filed with the Securities and Exchange Commission on March 26, 2019.

(4)

Calculated based on 42,210,985 shares of common stock of the Issuer outstanding as of May 1, 2019, as reported on the Issuer’s Quarterly Report on 10-Q filed with the Securities and Exchange Commission on May 13, 2019, plus 15,000,000 shares of common stock issued by the Issuer to the Separately Filing Group Member on July 11, 2019.

SCHEDULE 13D

CUSIP NO. 48023P106

1.    NAME OF REPORTING PERSON

Michael Fleming

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]

                                      (b) [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

       PURSUANT TO ITEMS 2(d) or 2(e)

[   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:                          0

8.    SHARED VOTING POWER:                    408,536(1)

9.    SOLE DISPOSITIVE POWER:                 408,536

10.    SHARED DISPOSITIVE POWER:         0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

408,536

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[   ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

0.71%(2)

14.    TYPE OF REPORTING PERSON*

IN

(5)

Calculated based on information as of March 14, 2019 as reported on the Definitive Proxy Statement on Schedule 14-A of the Issuer as filed with the Securities and Exchange Commission on March 26, 2019.

(6)

Calculated based on 42,210,985 shares of common stock of the Issuer outstanding as of May 1, 2019, as reported on the Issuer’s Quarterly Report on 10-Q filed with the Securities and Exchange Commission on May 13, 2019, plus 15,000,000 shares of common stock issued by the Issuer to the Separately Filing Group Member on July 11, 2019.

SCHEDULE 13D

CUSIP NO. 48023P106

Item 1.    Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (“Common Stock”), of Jones Soda Co., a Washington corporation (the “Issuer”).  The Issuer’s principal office is located at 66 South Hanford Street, Suite 150, Seattle, WA 98134.

Item 2.    Identity and Background.

This Schedule 13D is filed by Jennifer Cue, Eric Chastain and Michael Fleming, as individuals (together, the “Reporting Persons”), who, as a result of the entry into the IRA (as defined below under Item 4) may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and Heavenly RX Ltd., a British Columbia corporation (the “Separately Filing Group Member”).   The Reporting Persons understand that the Separately Filing Group Member will file a statement on Schedule 13D addressing its status as a member of a “group” with the Reporting Persons pursuant to Rule 13d-1(k)(2) under the Exchange Act. None of the Reporting Persons assume responsibility for the information contained in such Schedule 13Ds filed by the Separately Filing Group Member.

Based on information provided by the Separately Filing Group Member, the Reporting Persons believe that they and the Separately Filing Group Member together as a “group” may be deemed to collectively beneficially own in the aggregate 33,852,879 shares of Common Stock, or 46.88% of the outstanding shares of Common Stock as of the date of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Member, and each of the Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by any other Reporting Person.

The address of each of the Reporting Persons is 66 S. Hanford St, Suite 150, Seattle, WA 98134.

Jennifer Cue is the President, Chief Executive Officer and a director of the Issuer. Eric Chastain is the Chief Operating Officer and Corporate Secretary of the Issuer. Michael Fleming is an attorney at Ryan, Swanson & Cleveland, PLLC and chairman of the board of directors of the Issuer.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding,  was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons are United States citizens.

Schedule A attached hereto sets forth certain information regarding the Separately Filing Group Member as required by Item 2 of Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

Purchase of Shares and Warrant

On July 11, 2019,  the Separately Filing Group Member entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Separately Filing Group Member purchased 15,000,000 shares of the Issuer’s Common Stock (the “Shares”) and a warrant to purchase up to an additional 15,000,000 shares of the Issuer’s Common Stock (the “Warrant”).  The aggregate purchase price for the Shares and the Warrant was $9,000,000 in cash, which was paid to the Issuer at the closing of the purchase and sale on July 11, 2019 (the “Closing”).

Investor Rights Agreement

On July 11, 2019, in connection with the Purchase Agreement, the Separately Filing Group Member, the Issuer and the Reporting Persons entered into an Investor Rights Agreement (the “IRA”).  Pursuant to the IRA, the Issuer and the Reporting Persons agreed to cause the Issuer’s board of directors (the “Board”) to be set at seven directors.  The Separately Filing Group Member has the right to designate two members of the Board (the “Investor Designees”), and the Reporting Persons have agreed to vote their shares of Common Stock in favor of the election of the Investor Designees.  For so long as any Investor Designees serve on the Board, the Issuer must obtain the approval of the Board, including all of the Investor Designees, before taking certain actions, such as amending the Issuer’s charter documents, offering to sell any new securities, creating any debt security, approving a change of control, changing the strategy or principal lines of business of the Issuer, liquidating or dissolving the Issuer or agreeing to make expenditures in excess of $1,000,000.  In addition, in the event that the Issuer proposes to offer any new securities (subject to certain standard exceptions), the Separately Filing Group Member has a right of first offer to purchase such securities. Under the IRA, the Separately Filing Group Member and the Reporting Persons have agreed for a period of one year following the closing of the transaction that they will not sell or otherwise transfer any shares of Common Stock or other securities of the Issuer, subject to certain standard exceptions.  In addition, pursuant to the IRA, the Issuer has granted the Separately Filing Group Member certain demand registration rights (after the expiration of the lock-up described in the preceding sentence) and piggyback registration rights with respect to the Shares and the Warrant Shares.

Item 5.                 Interest in Securities of the Issuer.

(a)          As of March 14, 2019, as reported on the Definitive Proxy Statement on Schedule 14-A of the Issuer filed with the Securities and Exchange Commission on March 26, 2019, the Reporting Persons may be deemed to beneficially own, collectively 3,852,879 shares of Common Stock, representing 6.73% of the outstanding Common Stock.  Such percentage ownership is based on (i) 42,210,985 shares of Common Stock outstanding as of May 1, 2019, as reported on the Issuer’s Quarterly Report on 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2019 and (ii) 15,000,000 shares of Common Stock issued to the Separately Filing Group Member on July 11, 2019.

As a result of entering into the IRA with the Reporting Persons, the Separately Filing Group Member may be deemed to share beneficial ownership of all 3,852,879 shares of Common Stock held by the Reporting Persons.

The Separately Filing Group Member has disclaimed any beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Based on information provided by the Separately Filing Group Member, the Reporting Persons believe that they and the Separately Filing Group Member together as a “group” may be deemed to collectively beneficially own in the aggregate 33,852,879 shares of Common Stock, or 46.88% of the outstanding shares of Common Stock as of the date of this Schedule 13D. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Member.

(b)         The Reporting Persons have (i) the sole power to vote none of the shares of Common Stock and (ii) the sole power to dispose of all of the shares of Common Stock that the Reporting Persons beneficially own, as described in Item 5(a), above.

(c)          Except as described in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

To the knowledge of the Reporting Persons,  the Separately Filing Group Member has not effected any transaction in the Common Stock during the past 60 days, other than (i) the purchase of the Shares and the Warrant pursuant to the Purchase Agreement (as described in Item 4) and (ii) entry into the IRA (as described in Item 4).

(d)    Not applicable.

(e)    Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure under Item 4 with respect to the IRA is incorporated by reference into this Item 6.

Item 7.               Materials to be Filed as Exhibits.

Exhibit No.        Description

1.                         Securities Purchase Agreement, dated as of July 11, 2019, between the Separately Filing Group Member and the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2019)

2.                         Warrant, dated as of July 11, 2019, between the Separately Filing Group Member and the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2019)

3.                          Investor Rights Agreement, dated as of July 11, 2019, among the Separately Filing Group Member, the Issuer and the Reporting Persons (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2019)

4.                          Agreement as to a Joint Filing of Schedule 13D by and among the Reporting Persons pursuant to Rule 13d-1(k), as filed herewith as Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and believe, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2019	JENNIFER CUE

	By:	/s/ Jennifer Cue
	Name:	Jennifer Cue

Dated: July 22, 2019	ERIC CHASTAIN

	By:	/s/ Eric Chastain
	Name:	Eric Chastain

Dated: July 22, 2019	MICHAEL FLEMING

	By:	/s/ Michael Fleming
	Name:	Michael Fleming

SCHEDULE A

Separately Filing Group Member

The information contained in this Schedule A is based solely on information contained in statements on Schedule 13D previously filed by the Separately Filing Group Member or on information provided separately to the Reporting Persons by the Separately Filing Group Member.

Principal Office and Principal Business or Principal Occupation

The principal office of the Separately Filing Group Member is as follows:

Heavenly RX Ltd.

Attn: Mike Beedles; Steve Avalon

1112 North Flagler Drive

Fort Lauderdale, FL 33304

The principal business or occupation of the Separately Filing Group Member is a hemp portfolio company.

Executive Officers and Directors

Certain information regarding the executive officers and directors of the Separately Filing Group Member is set forth below.

Name	Position	Principal Occupation	Business Address	Citizenship
Paul Norman	Chief Executive Officer and Director	Chief Executive Officer and Director of the Separately Filing Group Member	1112 North Flagler Dr. Fort Lauderdale, FL 33304	United States
Mike Beedles	Chief Operating Officer and Chief Technology Officer	Chief Operating Officer and Chief Technology Officer of the Separately Filing Group Member	1112 North Flagler Dr. Fort Lauderdale, FL 33304	United States
William Wolz	Chief Financial Officer	Chief Financial Officer of the Separately Filing Group Member	1112 North Flagler Dr. Fort Lauderdale, FL 33304	United States
Bradley Morris	Director	Director of the Separately Filing Group Member	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	Canada
Peter Liabotis	Director	Chief Financial Officer of SOL Global Investments Corp.	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	Canada

EXHIBIT 99.1

AGREEMENT AS TO A JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that (1) only one statement containing the information required by Schedule 13D and any further amendments thereto need to be filed with respect to the beneficial ownership as a “group” by each of the undersigned of shares of common stock of Jones Soda Co., a Washington corporation and (2) this Joint Filing Agreement may be included as an exhibit to the Schedule 13D, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person will be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together will constitute one and the same instrument.

Dated: July 22, 2019	JENNIFER CUE

	By:	/s/ Jennifer Cue
	Name:	Jennifer Cue

Dated: July 22, 2019	ERIC CHASTAIN

	By:	/s/ Eric Chastain
	Name:	Eric Chastain

Dated: July 22, 2019	MICHAEL FLEMING

	By:	/s/ Michael Fleming
	Name:	Michael Fleming